[Letterhead of Sutherland Asbill & Brennan LLP]

December 8, 2015

VIA EDGAR

Alison White, Esq.

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CM Finance Inc
Registration Statement on Form N-2
(File No. 333-201432)

Dear Ms. White and Ms. Fettig:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on November 23, 2015 regarding the Company’s registration statement on Form N-2 (File No. 333-201432) (the “Registration Statement”) filed on October 14, 2015. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Prospectus” contained herein are to the preliminary prospectus contained in the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter.

Prospectus

General

1.	Please provide a Tandy representation in your response letter.

Response: The Company respectfully advises the Staff that it has provided the requested representation herein.

Front Cover

2.	Comment: Please update the disclosure regarding the Company’s annual meeting of stockholders.

Ms. Alison White

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 8, 2015

Response: The Company respectfully advises the Staff that it has updated the disclosure on the cover page of the Prospectus as requested.

SBIC License, page 2

3.	Comment: If applicable, please update the disclosure relating to the Company’s application for an SBIC license.

Response: The Company respectfully advises the Staff that there have been no updates with respect to the Company’s intent to apply for an SBIC license.

CM Investment Partners LLC, page 3

4.	Comment: The disclosure on page 3, states that the Adviser’s Investment Team is led by Messrs. Mauer and Jansen and supported by five additional investment professionals. The Staff notes that the Company’s disclosure had previously maintained that there were 16 additional investment professionals. Please advise supplementally the reason for the decline in the number of investment professionals.

Response: The Company respectfully advises the Staff that due to an overall change in the nature of the Adviser’s relationship with Cyrus Capital, it no longer includes any Cyrus Capital professionals when describing the members of the Investment Team, but rather the Investment Team refers only to the current investment professionals of the Adviser, which includes those members of the Investment Team that provide services to the Adviser under a personnel-sharing arrangement with Stifel.

CM Investment Partners LLC, page 4

5.	Comment: The disclosure, on page 4, states that “the Adviser has agreed to waive its incentive fees, without recourse against or reimbursement by us, to the extent required in order for the Company to earn a quarterly net investment income to support minimum dividend payments on shares of common stock outstanding on the relevant dividend payment dates of 9.25% and 9.375%, respectively (to be paid on a quarterly basis).” Please consider adding the following risk factor:

The amount of distributions that the Company may pay, if any, is uncertain. The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance, such as from offering proceeds, borrowings, and amounts from the Company’s affiliates.

Ms. Alison White

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 8, 2015

Response: The Company respectfully advises the Staff that it has added a risk factor to the Prospectus relating to the incentive fee waiver by the Adviser.

Stifel Arrangement, page 8

6.	Comment: On page 8, please clarify that Stephan Kuppenheimer was the Stifel nominee to the Company’s Board of Directors.

Response: The Company has added the requested disclosure on page 8 of the Prospectus.

7.	Comment: For consistency, please either define “Stifel Arrangement” upon its first use or simply refer to it as the “Stifel arrangement.”

Response: The Company has revised the disclosure throughout the Prospectus as requested.

The Offering, page 10

8.	Comment: Under the “Use of Proceeds” subheading on page 10, please disclose how long it will take the Company to use all or substantially all of the net proceeds in accordance with its objectives. See Guide 1, Form N-2.

Response: The Company respectfully advises the Staff that because the Registration Statement relates to a shelf registration statement rather than a specific offering, it cannot estimate the time in which it would use the net proceeds of a particular offering until it determines the size and other terms and launches any such offering under the shelf registration statement. The Company has, however, revised the disclosure under the subheading “Use of Proceeds” to include a statement that the supplement to the prospectus relating to an offering will more fully identify the use of proceeds from such offering. The Company undertakes to include disclosure in any such supplement relating to time in which it would expect to use the net proceeds of the specific offering.

Fees and Expenses, pages 17-18

9.	Comment: Please explain supplementally what expense ratio is used in the Company’s hypothetical expense example on page 18?

Response: The Company respectfully advises the Staff that it has updated the hypothetical example based on the updated Fees and Expenses table. The expense ratio used by the Company is 9.09%, which assumes that the requisite 5% annual

Ms. Alison White

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 8, 2015

return is generated entirely through the realization of capital gains triggering the payment of a capital gains incentive fee.

10.	Comment: In footnote (5) of the Fees and Expenses table on page 17, please clarify whether the estimated base management fee is based on a dollar amount or a percentage of gross assets.

Response: The Company respectfully advises the Staff that footnote (5) to the “Fees and Expenses” table has been revised to clarify that the estimated base management fee is based on a dollar amount.

11.	Comment: Please update the Registration Statement with the Company’s unaudited quarterly financial information for the quarter ended September 30, 2015.

Response: The Company respectfully advises the Staff that the Registration Statement has been updated to include the Company’s unaudited quarterly financial information as of September 30, 2015.

Exhibits, Consent of Ernst & Young

12.	Comment: Please ensure that any Registration Statement headings referenced in the auditor’s consents correspond to the actual headings in the Registration Statement.

Response: The Company respectfully advises the Staff that the headings referenced in the auditor’s consents filed as exhibits to the Registration Statement correspond to the actual headings in the Registration Statement.

Risk Factors, page 21

13.	Comment: On page 22, in the risk factor entitled, “Our relationship with Cyrus Capital may create conflicts of interest,” please disclose how many Cyrus Professionals provide services to the Adviser. Per the earlier cited reduction in the Investment Team, please explain why these Cyrus Professionals are no longer considered part of the Investment Team. Has the relationship changed such that they no longer provide a conflict of interest? Please explain.

Response: As the Staff will note in the disclosure contained in the Registration Statement, the Adviser’s reliance on the Cyrus Capital relationship has diminished over time. While at one time, the Adviser and the Company, through the Adviser’s relationship with Cyrus Capital under the terms of the Services Agreement, relied more heavily on the relationship with Cyrus Capital, including for example by retaining a chief financial officer that was also an employee of Cyrus Capital, the Adviser now relies primarily on its own staff and both the Adviser and the Company have since retained their

Ms. Alison White

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 8, 2015

own Chief Financial Officer. In addition, while the Adviser, and the Company indirectly pursuant to the Investment Advisory Agreement and the Administration Agreement, respectively, may also receive analyst functions and administrative services from Cyrus Capital pursuant to the Services Agreement, such services provided by the Cyrus Professionals are not a major component of the Cyrus Professionals’ duties. Unlike the Stifel personnel-sharing arrangement, the number of Cyrus Capital professionals that the Adviser can utilize is not a defined number, but rather the Adviser only utilizes the Cyrus Capital professionals from time to time on an as needed basis. If the Adviser determines that it is not in the Company’s best interests to utilize the expertise of any of the investment or administrative professionals of Cyrus Capital, such professionals will not be utilized by the Adviser. While the reliance on the Cyrus Capital relationship has diminished, there may still be occasions on which a conflict between the Company and Cyrus Capital will arise. Accordingly, the Company believes that the referenced risk factor should remain in the Risk Factors section of the Prospectus.

14.	Comment: The Company discloses in the Risk Factors that Cyrus Capital may terminate the Services Agreement under certain conditions. Is there a similar risk with respect to the personnel sharing under the Stifel Arrangement? If so, please include a risk factor to that effect.

Response: The Company respectfully advises the Staff that it has updated the risk factor beginning “We depend upon key personnel of the Adviser for our future success” to include additional risks related to the members of the Investment Team. In addition, upon further review, the Company has deleted the risk factor beginning “Cyrus Capital can terminate the Services Agreement with the Adviser under certain conditions” as the risks included in that risk factor are no longer material risks for the Company.

Financial Statements

15.	Comment: In future filings, please consider whether the audit opinion should reference a separate statement of financial highlights similar to an audit opinion for other registered investment companies. Please consider the following excerpt from the AICPA Expert Panel Meeting Minutes dated September 2011:

Should the audit opinion reference a separate statement of financial highlights similar to a RIC opinion?

Form N-2 shows where a RIC registered under the 40 Act would be required under Item 4 to present detailed financial highlights. However, Instruction 2 to Item 4.1 specifically scopes out BDCs, and directs a BDC to item 4.2. Item 4.2 then refers to items 301/302/303 of Regulation S-K, which did not specifically name financial highlights as a

Ms. Alison White

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 8, 2015

required piece of information, although make generic reference that a registrant should show important information that is relevant not to make the financial statements misleading (in accordance with ASC 946-205-45-1 and the Guide). Because of that, the EP member raised the question of whether the financial highlights should be presented in the footnotes or a separate schedule. The panel members expressed a view that the audit opinion of a BDC should be similar to a RIC’s opinion.

Response: The Company respectfully advises the Staff that its auditor’s approach to referencing financial highlights in an audit opinion is to do so only when the financial highlights are included in a separate schedule by a company.

Form 10-K

16.	Comment: Please consider whether labeling the periods as “pre-IPO” and “post-IPO” in the Company’s financial statement presentation would be helpful to an investor’s review of the Company’s financial statements?

Response: The Company acknowledges the Staff’s comment and will consider adding reference to “Pre-IPO” and “Post- IPO” in future filings.

Schedule of Investments, page F-8

17.	Comment: On page F-8, please add a reference to footnote (6) for the Total Return Swaps in the Company’s Consolidated Schedule of Investments.

Response: The Company acknowledges the Staff’s comment and hereby undertakes to include a reference to footnote (6) with the Total Return Swaps included in the Company’s Consolidated Schedule of Investments for future filings.

18.	Comment: Footnote (4) to the Consolidated Schedule of Investments identifies those portfolio companies that are not qualifying assets. Please explain the significance of non-compliance with Section 55(a) of the 1940 Act in future filings. Refer to Instruction 1b to Item 8.6c of Form N-2.

Response: The Company respectfully advises the Staff that it includes a discussion of the significance of noncompliance with Section 55(a) of the 1940 Act under Note 1. Organization to the Company’s Consolidated Financial Statements.

19.	Comment: On page F-8 in footnote (2) to the Company’s Consolidated Schedule of Investments, please explain what is meant by “principal amount…is net of repayments of unfunded commitments.”

Ms. Alison White

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 8, 2015

Response: The Company respectfully advises the Staff that footnote (2) to the Company’s Consolidated Schedule of Investments is meant to identify the investments where the principal balances include capitalized interest. It goes on to further clarify that unfunded commitments are excluded from the principal balance.

Statement of Changes in Net Assets, page F-5

20.	Comment: Please explain supplementally whether distributions contained in the Consolidated Statement of Changes in Net Assets are presented on a Generally Accepted Accounting Principles (“GAAP”) or a tax basis. If presented on a tax basis, please provide an explanation supplementally as to why the Consolidated Statement of Changes in Net Assets is not presented on a GAAP basis as required.

Response: The Company respectfully advises the Staff that the distributions contained in the Consolidated Statement of Changes in Net Assets are presented on a GAAP basis.

Notes to the Financial Statements

21.	Comment: Under Note 2. Significant Accounting Policies – b. Revenue Recognition, please consider disclosing that the nature of the pre-payment penalties (included in income) are non-recurring.

Response: The Company acknowledges the Staff’s comment and hereby undertakes to indicate in future filings that pre-payment penalties included in the Company’s income are non-recurring in nature.

22.	Comment: On page F-26, the table seems to indicate that there were transfers between Levels 1, 2 and 3 during the twelve months ended June 30, 2015, however, on page F-27, the disclosure states that “the Company did not transfer any investments among Levels 1 and 2 and 3 during the twelve months ended June 30, 2015 and June 30, 2014.” Please address this inconsistency.

Response: During the twelve months ended June 30, 2015, in connection with an initial public offering of common stock of Virgin America Inc., a portfolio company of the Company, the Company converted its loan and warrant investments in Virgin America, Inc., to common stock. Upon conversion, the Company reclassified the investments as Level 2 investments from Level 3 investments. The Company hereby

Ms. Alison White

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 8, 2015

undertakes to disclose the reasons for any transfers between levels in the fair value hierarchy in future filings.

23.	Comment: On page F-31, under the heading, “Investment Advisory Agreement,” please add disclosure that the fees permanently waived by the Adviser are not subject to future repayment or recoupment by the BDC.

Response: The Company hereby undertakes to add the disclosure as requested in future filings.

24.	Comment: Please include a chart in the financial statements that details the source of the distributions paid to shareholders (contribution of the Adviser, net investment income, gains, offering proceeds, borrowings, expense reimbursement from sponsor, etc…).

Response: The Company respectfully advises that Staff that all distributions to stockholders for the calendar year ended December 2014 were from net investment income as indicated in the Company’s Consolidated Changes in Net Assets. The Company hereby undertakes to add more detailed disclosure regarding the source of the distributions paid to shareholders as requested in future filings.

25.	Comment: Please explain to us and represent to us that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response: The Company advises the Staff that, as of September 30, 2015, the Company did not have any unfunded commitments. The Company further advises the Staff that it intends to have adequate assets to cover all of its unfunded commitments in the future.

Website

26.	Comment: The home page of the Company’s website includes a blank stock quote table. Please explain why the table is blank.

Response: The Company respectfully advises the Staff that the technical glitch on its website related to the stock quote table has been rectified.

*            *             *            *            *

In the event the Company requests acceleration of the effective date of the pending registration statement, it hereby undertakes to furnish a letter, at the time of such request, acknowledging that:

Ms. Alison White

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 8, 2015

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Stephani Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael C. Mauer, CM Finance Inc
Stephani Hildebrandt